

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2013

Via E-Mail
Suresh Vasudevan
Chief Executive Officer
Nimble Storage, Inc.
2740 Zanker Road
San Jose, California 95134

> Re: **Nimble Storage, Inc.**
>   **Confidential Draft Registration Statement on Form S-1**
>   **Submitted on August 19, 2013**
>   **CIK 01452751**

Dear Mr. Vasudevan:

We have reviewed your confidential draft registration statement, and your supplemental materials dated August 27, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note a recent interview with Suresh Vasudevan, your CEO, published on Forbes.com, discussing Nimble's IPO plans for 2014. The article states that "[b]y the end of 2014, Vasudevan expects Nimble to be ready for an IPO." Further, we note a recent Reuters article that identifies Goldman Sachs as the lead underwriter for your IPO, "according to two sources familiar with the matter." Provide your analysis as to how these articles comport with Section 5 of the Securities Act, and outline the steps you have taken and will continue to take to keep matters relating to any submission about your offering confidential.

2.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Comments regarding your proposed graphics will be conveyed separately.

Prospectus Summary

General

4. Please provide support for the following statement: "We have pioneered a flash-optimized hybrid storage platform that we believe is disrupting the market…," on page 1.

5. You employ the terms "virtualize infrastructure," and "rich telemetry." Please revise this section to minimize the use of any highly technical business terms or industry jargon. Please refer to Rule 421(d) of Regulation C.

6. Please refrain from using defined terms in the prospectus summary. For example, it does not appear necessary to use defined terms for "Cache-Accelerated Sequential Layout."

7. Please disclose the percentage of your common stock that, upon completion of the offering, will be held by directors, executive officers and principal stockholders. Also, briefly identify any corresponding risks to investors.

Overview, page 1

8. You state that as of July 31, 2013 you had over 600 value added resellers. In order to provide context and comparability to this disclosure, please provide this information for prior periods presented.

9. You disclose that in the three months ended July 31, 2013, approximately 28% of the dollar amount of orders received was from existing end-customers. For the reasons discussed in comment 8, please provide this information for prior periods presented.

10. You disclose your revenues for 2011, 2012, 2013 and the six months ended July 31, 2013. However, we note that you have not included corresponding net loss information. Such information would appear material investors insofar as it provides a more complete financial summary that allows comparisons between revenues and net losses for each period, and enhances the consistency and balance of this presentation. Please revise.

JOBS Act, page 6

11.   We note that you have elected to opt-out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. Revise to include a statement that your election is irrevocable.

Risk Factors

"Governmental regulations affecting the export of certain of our solutions…," page 23

12.   You state that you submitted a voluntary self-disclosure to the Department of Commerce's Bureau of Industry and Security regarding your unauthorized shipment of a particular hardware product to international customers, and filed with BIS a request to service items previously exported without the required authorization. Please identify for us the countries to which the product covered by your voluntary self-disclosure and the items covered by your request to service were shipped. If, to your knowledge, the product and/or items were re-exported to other countries, please also identify those countries for us.

"Our ability to use our net operating losses to offset future taxable income…," page 31

13.   Please clarify whether you believe that the net operating losses are subject to limitations from previous ownership changes. Further, clarify if you believe you will undergo an ownership change in connection with this offering.

"Our reported financial results may be adversely affected by changes …," page 32

14.   This risk factor appears to present risks that could apply to any issuer or any offering. Please include a more tailored discussion of the specific risks to the company. See Item 503(c) of Regulation S-K.

Industry and Market Data, page 37

15.   Please explain your statement that the Gartner report "represents data" but "is not a representation of fact."

16.   The Gartner report you provided supplementally, appears to be published on March 21, 2013. However, your disclosures here and on page 81, reference a report published in May 2012. Please advise. Also, consider expanding your disclosure to provide a more complete description of your placement in the Magic Quadrant, and any corresponding challenges identified in the quadrant.

Use of Proceeds, page 38

17.   We note your disclosures where you indicate that the offering proceeds will be used
        primarily for general corporate purposes. To the extent that you have more specific plans
        for your use of proceeds, please expand your disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 45

18.   Please consider expanding your overview to provide insight into material opportunities,
        challenges and risks, such as those presented by known material trends and uncertainties,
        on which the company's executives are most focused for both the short and long term and
        the actions that you are taking to address these opportunities, challenges and risks. Refer
        to Section III.A of SEC Release 33-8350. For example, please tell us what consideration
        you gave to discussing in your overview the risk that InfoSight may not achieve market
        acceptance and the challenges you face in expanding your international operations and
        worldwide customer base.

Results of Operations

Comparison of the Six Months Ended July 31, 2012 and 2013

Revenue, page 52

19.   Tell us what consideration you have given to disclosing average or predominant order
        sizes in identifying trends and describing reasons for changes in your revenue from
        period to period. In this regard, we note a statement attributed to Mr. Vasudevan in an
        interview on August 10, 2012, in which "two predominant order sizes" seem to exist.

Cost of Revenue and Gross Margin, page 53

20.   Please clarify the meaning of the term "service depot."

Contractual Obligations and Commitments, page 64

21.   Revise to include a description of the nature of the license commitments included in the
        contractual obligations table.

Critical Accounting Policies

Stock-Based Compensation, page 66

22.   When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

23.   When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

24.   Please continue to provide us with updates for all equity-related transactions subsequent to this request through the effective date of the registration statement.

Common Stock Valuations

Prior Sales of Stock Approach, page 68

25.   Explain why the estimated fair value of your shares of common stock was $4.21 while the secondary market sales of shares of your common stock in March and April 2013 were at $10.00 per share. Describe why you believe there is a significant difference between these values. In addition, provide a similar analysis for your August 2013 valuation that compares your estimated fair value to secondary market sale prices.

26.   Explain why you apply a DLOM in your August and November 2012 valuations. We note that you considered the Series E redeemable convertible preferred stock financing as the basis for these valuations. Tell us why this adjustment is necessary since it appears that the sales price for the preferred stock would have already reflected the lack of marketability. In addition, reconcile and explain the difference between the price of the preferred stock and the estimated fair value of the common stock.

Guideline Public Company Multiples Approach, page 68

27.   Disclose how you identified comparable companies used in your valuations. Tell us how you considered the stage of your development including whether these companies were experiencing negative adjusted EBITDA as you disclosed on page 48.

Income Approach, page 69

28.   We note that a DCF analysis was "utilized to support the other methodologies and was not otherwise specifically utilized" in your valuations. Revise to disclose whether there were significant differences among the techniques, assumptions or calculations used, or the outcomes of the DCF analysis. Explain why this approach was not utilized.

August 2013 Awards, page 76

29.   Tell us what facts and assumptions were considered in determining to use a discount rate of 35% in each of the scenarios included in the July 31, 2013 valuation using the PWERM approach. Further, tell us the discount rates utilized in preparing the DCF analyses referred to on page 69 and whether these rates changed over time and explain the reasons for any differences in the rates utilized.

30.   Please quantify the impact of changing to the PWERM approach and adding additional comparable companies on the estimated fair value of the shares.

Business

Overview, page 79

31.   You state that you serve a broad array of midsize and large enterprises. Please revise your disclosure to quantify or clarify the terms midsize and large. Also, ensure that your revised disclosure fully explains whether these midsize and large enterprises are typical of your overall client base.

Technology

Infosight, page 89

32.   You state that InfoSight is powered by thousands of telemetry sensors that make available over 70 million data points per system per day to your cloud-based InfoSight engine. Absent appropriate accompanying contextual disclosure, this data does not appear to provide meaningful information to investors. Please revise accordingly.

33.   You state that the automated Proactive Wellness support capability allows you to detect approximately 90% of all support issues and automatically resolves approximately 75% of these cases without requiring a single interaction with your customer support team. Please provide accompanying disclosure explaining the temporal period this finding covers.

Products, page 89

34.   We note your disclosure stating that the key attributes of your product offerings are outlined in the technical product information table on page 91. If this information is key product information it should be distilled into a narrative summary; in contrast, if the information is intended to provide insights into the technical aspects of your products please so state.

Case Study, page 91

35.   Please tell us how you selected the social networking service provider, and whether the customer is representative of your user base.

36.   Please disclose the time periods utilized for the case study.

37.   Please provide support and/or context for the following claims:

- "Developers saw an immediate 50% reduction in build times and an 80% reduction in downtime";
- "Overall, deploying our systems has resulted in significant efficiency and cost benefits"; and
- "The organization also runs its production software-as-a-service application on our systems, supporting over 50 million users while delivering high performance and uninterrupted availability."

Backlog, page 93

38.   We note that you bill upfront for multiple years of services. Please tell us whether your customers pay in advance for more than one year. For example, if you bill a customer for four years of maintenance services, tell us whether the customer pays for the full four years upfront at the time of billing or whether there is a payment schedule for multi-year service agreements. Further, please describe the payment terms offered to your customers.

Manufacturing, page 93

39.   You state that your agreement with Flextronics is an interim agreement, which establishes basic terms while you negotiate a manufacturing services agreement. Although we note your risk factor disclosures on pages 18 and 19, tell us what consideration you have given to including a separately captioned risk factor alerting your investors as to the fact that you do not have a manufacturing services agreement with one of your contract manufacturers.

40.   Please provide us with an analysis supporting your conclusion that your business is not substantially dependent on your agreements with Synnex and Flextronics. Alternatively, file such agreements. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Competition, page 94

41.   We note your disclosures related to the data storage market generally. However, on page 1, you state that your storage platform is a flash-optimized hybrid storage platform. Please expand your disclosures to discuss the competitive landscape for hybrid data storage providers.

Executive Compensation

Summary Compensation Table, page 104

42.   Although we note your disclosures in footnote 2, please further expand the narrative discussions that accompany the table to explain why each of your named executive officers received the specific number of shares underlying each option grant.

Certain Relationships and Related Party Transactions

Equity Financings, page 114

43.   Revise this section to include a description of the conditions under which automatic conversion will occur. In this regard, there appear to be requirements for both minimum share price and aggregate offering proceeds that render the conversion contingent, rather than automatic.

Principal and Selling Stockholders, page 118

44.   Footnotes 5 and 11 contain disclaimers of beneficial ownership. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

45.   Revise to include a discussion of the revenue recognition policies associated with the recently launched InfoSight offering. Disclose how this service differs from the maintenance services historically offered and whether InfoSight is meant to replace or augment your historical services or whether it is considered a completely separate service. Your response should describe the various ways in which the addition of this service may impact your multiple element arrangements for purposes of revenue allocation and recognition. For example, we note that "end-customers receive access to"

(page 92) InfoSight. Because InfoSight was introduced in April of 2013, please describe what rights to this service, if any, your established customers have been given and how it has impacted your revenue allocation and recognition.

46.   We note that as of July 31, 2013 you have had a relationship with 117 of your 1,750 end-customers for, on average, approximately two years. Please provide us with an analysis to support your establishment of VSOE for support services in the quarter ended April 30, 2012. In this regard, please demonstrate the method used (e.g., renewal rates) and how you concluded that you had sufficient historical evidence given that you did not begin product shipments until the third quarter of your fiscal year ended January 31, 2011.

47.   We note that over half of your deferred revenue balance is classified as non-current and that the term of your maintenance agreements ranges from one to five years. Given the significance of the non-current deferred revenue amount, please disclose the weighted average remaining contract period related to your non-current deferred revenue.

Note 6. Commitments and Contingencies

Contingencies, page F-19

48.   We note the accrual of a settlement amount recorded as of January 31, 2012. Revise to state whether the accrual remains unpaid and if so, the reasons for the delay in payment of a settled matter.

Note 7. Redeemable Convertible Preferred Stock page

Conversion, page F-21

49.   It appears that the automatic conversion of your redeemable convertible preferred stock is conditioned upon both a minimum price per share of $5.01 and gross proceeds of at least $20 million or the election of a majority of the holders of these shares. As necessary, revise you disclosures throughout your filing to provide a complete description of the contingent conversion conditions.

Note 13. Subsequent Events, page F-29

50.   Revise to refer to the interim period ended July 31, 2013 when disclosing the date through which subsequent events were evaluated.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        Jeffrey R. Vetter, Esq.
        Fenwick & West LLP